Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: Pending approval of @Sprint’s merger with @TMobile, we’ll be opening new Customer Experience Centers across the country, including in Henrietta, New York, to create new jobs and a better experience. [Key Info: https://sprint.co/2MZGkdK ] https://sprint.co/2PQO7Ms

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: If approved, @Sprint’s pending merger with @TMobile will absolutely create jobs - including over 1,000 at this new Customer Experience Center in Henrietta, New York. [Key Info: https://sprint.co/2MZGkdK ] https://sprint.co/2vG0TEj

The following communication was made available by Sprint News on Twitter:

Tweet: .@TMobile and @Sprint Announce Henrietta, New York as Location for New T-Mobile Customer Experience Center That Will Create More Than 1,000 New Jobs https://sprint.co/2PQyzbs

T-Mobile and Sprint Announce Henrietta, New York as Location for New T-Mobile Customer Experience Center That Will Create More Than 1,000 New Jobs

Once Integrated, State-of-the-Art Facility Will Make New T-Mobile One of the Top 20 Employers in the Region

May 07, 2019

Bellevue, Washington and Overland Park, Kansas– May 7, 2019 –T-Mobile US (NASDAQ: TMUS) and Sprint Corporation (NYSE: S) today announced that they have selected Henrietta, New York, as the location for their previously announced Greater Rochester area Customer Experience Center (CEC), subject to the close of their merger to become the New T-Mobile.

At full operation, the New T-Mobile CEC facility in Henrietta will directly employ more than 1,000 workers in the community and indirectly produce another 500 to 600 jobs. The new CEC jobs will feature great wages and benefits and will make the New T-Mobile one of the region’s top 20 largest employers. The Henrietta CEC will support the expanded deployment of T-Mobile’s innovative Team of Experts (TEX) service model, which provides customers direct personal access to a dedicated team of specialists when they call or message for assistance. Specialists based in the Henrietta CEC will serve a large portion of the Northeast, including New York State. T-Mobile is not seeking any economic incentives related to this facility.

In selecting the Greater Rochester area, T-Mobile engaged the Center for Governmental Research (CGR), an independent nonprofit consultancy, to conduct a thorough assessment of the economic and fiscal impact of a proposed Henrietta CEC on the Greater Rochester region. CGR found that the new development would likely generate significant economic momentum for the Greater Rochester area. According to CGR’s analysis the region will see the following benefits:

•	Spillover effects of New T-Mobile’s investment will generate 500 to 600 jobs in addition to the up to approximately 1300 direct CEC employees within the region.

•	CEC employee payroll will range from $22.1 to $26.0 million and will generate a combined income/sales tax of $1.5 to $1.8 million.

•	Construction-phase investment will produce 200 direct and 30 spillover jobs with a total combined payroll of $13.0 million.

•	Compensation and spending at the fully operational CEC will include $2.6 to $3.2 million in income tax and $1.7 to $2.0 million in combined state and local sales tax.

“There’s a lot to love about the Greater Rochester community — and I’m excited for the New T-Mobile to become a bigger part of it,” said T-Mobile and New T-Mobile Chief Executive Officer John Legere. “This area is known for its innovation, entrepreneurship and having some of the nicest people around… come to think of it, that sounds a lot like Team Magenta! We can’t wait to open our new Customer Experience Center in Henrietta, welcome more than 1,000 people to our T-Mobile family and get to work taking care of customers!”

“T-Mobile’s decision to invest in the greater Rochester area following its proposed merger with Sprint demonstrates once again that New York State is open for business and is a testament to how the private and public sectors can work together to spur economic growth upstate,” said New York Governor Andrew Cuomo. “We look forward to welcoming New T-Mobile and the more than one thousand new jobs it will bring.”

“I’m delighted that this project will help strengthen our regional economy and bring over 1,000 new, good-paying jobs to our community. I am grateful to T-Mobile, pending its merger with Sprint, for choosing to invest in Rochester and look forward to working with them to increase innovation and provide new opportunities for our working families. I also look forward to working with New T-Mobile to address the digital divide as it deploys a 5G network that can help bring high-speed mobile service to customers across the state, including those in rural areas,” said U.S. Representative Joe Morelle (New York 25th District).

Henrietta CEC employees will get to experience firsthand why T-Mobile is consistently recognized as a great employer year after year for its continued commitment to creating a positive workplace. In addition to competitive pay, all employees will be eligible to receive the great benefits that T-Mobile offers today including health coverage, stock grants, career development opportunities, college tuition assistance, a childcare subsidy benefit, paid parental leave and adoption/surrogacy benefits. CGR estimated that 180 Henrietta CEC workers would access more than $385,000 in tuition assistance benefits offered by T-Mobile. The Un-carrier has earned nearly 60 national and local workplace awards in the last year, including Best Places to Work honors for parents, diversity, women, Hispanics, LGBTQ and more. T-Mobile’s care centers were specifically recognized on best place to work lists 22 times in 2018 alone!

The New T-Mobile’s investment in Customer Experience Centers, including previously announced new locations in Kingsburg in Fresno County, California and Overland Park, Kansas, and expansion of other existing centers will create more than 5,000 additional American jobs by 2021. The combined company will have 7,500 more customer care professionals in 2024 than the two standalone companies would employ. This is just one way the New T-Mobile will invest billions of dollars in job creation and infrastructure in the U.S. Together from day one, Sprint and T-Mobile will employ more people in the U.S. than both companies would separately. Other investments include building out a state-of-the-art, nationwide 5G network, delivering more competition and new choice to customers like broadband, and opening new stores to an expanding customer base.

The completion of the combination remains subject to regulatory approvals and certain other customary closing conditions. We expect to receive federal regulatory approval in the first half of 2019. Additional information regarding T-Mobile’s merger with Sprint can be found at www.NewTMobile.com.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.